

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 12, 2011

Via Facsimile
Ms. Anne Sutherland, Esq.
Executive Vice President and General Counsel
Nationstar Mortgage LLC
350 Highland Drive
Lewisville, Texas 75067

Re: **Nationstar Mortgage LLC**
Amendment No. 6 to Registration Statement on Form S-4
Filed June 30, 2011
File No. 333-171370

Dear Ms. Sutherland:

We have reviewed your amended registration statement and response letter dated June 30, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Servicing, page 108

1. Please revise your table on page 108 to differentiate the balance of loans serviced that do not require the "high touch" model and those that do.

Consolidated Financial Statements
7. Mortgage Servicing Rights, page F-26

2. We note your disclosure, here and on page F-69, of the key assumptions used to measure the fair value of your mortgage servicing asset. We also note the wide range of assumptions; for example, a credit loss assumption that ranges from 5.82% to 60.19% at December 31, 2010 and March 31, 2011 and a discount rate that ranges from 9.7% to 30.0% at December 31, 2010 and March 31, 2011. In light of this wide range, please revise to separately report the assumptions for your high touch model from your loans

that are not serviced under your high touch model. To the extent that either of these categories has a relatively high range in the assumptions used, please revise to provide the weighted average as well.

Consolidated Financial Statements for The Period Ended March 31, 2011
Note 6. Mortgage Loans Held For Sale and Investment, page F-66

3. Please refer to our previous comment seven in our letter dated June 21, 2011, including your revised disclosure indicating that the collateral values used to derive the LTV's in your table on page 68 were obtained at various points during the prior eighteen months. To the extent possible, please revise to clarify the average time period in which values are updated. Please revise to describe the steps you take in the interim to ensure that your estimations of future cash flows factored in recent changes in collateral values.

You may contact Rebekah Lindsey at (202) 551-3303 or me at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at (202) 551-3454 or Michael Seaman at (202) 551-3366 with any other questions.

Sincerely,

/s/ Kevin W. Vaughn

Kevin W. Vaughn
Branch Chief

cc.   Duane McLaughlin, Esq.
       Cleary Gottlieb Steen & Hamilton LLP
       (212) 225-3999